United States Securities and Exchange Commission
Washington, DC

FORM ATS-N

Intentional Misstatements or Omissions of Facts May Constitute Criminal Violations
See 18 U.S.C.1001 and 15 U.S.C. 78ff(a)

File No:

IBKR ATS is making this filing pursuant to the
Rule 304 under the Securities Exchange Act of 1934

- Does the NMS Stock ATS currently operate pursuant to a Form ATS?

  ☐ Yes   ☒ No

Type of Filing (select one)

☐ Initial Form ATS-N	Rule 304(a)(1)(i)
☐ Material Amendment	Rule 304(a)(2)(i)(A)
☒ Updating Amendment	Rule 304(a)(2)(i)(B)
☐ Correcting Amendment	Rule 304(a)(2)(i)(C)
☐ Order Display and Fair Access Amendment	Rule 304(a)(2)(i)(D)

- Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

  Part II Item 5 is being amended to identify the IBKR Desktop, a new IBKR OMS available to Brokerage Customers through which Brokerage Customers may access the IBKR ATS. This change is applicable to all Brokerage Customers. This change is not directly applicable to Liquidity Providers. While the IBKR Desktop represents a Trading Product offered by IBKR, this change is not otherwise applicable to IBKR as ATS operator.

- Provide the EDGAR accession number for the Form ATS-N filing to be amended:

  0000902664-24-006024

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5:   Other Products and Services

a. *Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?*

☒ *Yes*   ☐ *No*

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

IBKR, as part of its Customer Business, offers a number of trading products that allow Brokerage Customers to submit trading interest to the ATS via the SOR. Trading products offered by IBKR include certain trading algorithms (the "IBKR Algorithms") that serve various benchmarks and certain order management systems (the "IBKR OMSs," together with the IBKR Algorithms, the "Trading Products") that allow Brokerage Customers to submit trading interest to the SOR. Except for IBKR's smartphone application and web-based order entry tools, the IBKR OMSs allow Brokerage Customers to submit both directed and non-directed trading interest to the SOR (IBKR's smartphone application and web-based order entry tools only allow users to submit non-directed trading interest to the SOR). The IBKR Algorithms are only available through the following IBKR OMSs: (i) the Desktop Trader Workstation (TWS) ~~and,~~ (ii) the IBKR Desktop (the next generation of TWS), and (iii) the IBKR API.

All orders submitted through a Trading Product, whether such orders are directed or non-directed, pass-through the SOR. Except where a Brokerage Customer has directed an order to a particular market center, the SOR determines the destination market center for each order. See Part III Items 5 and 7 for a discussion of available instructions for orders submitted to the ATS via the SOR.

Only Brokerage Customers may use the Trading Products (i.e., Liquidity Providers that are not separately Brokerage Customers may not utilize a Trading Product). However, the Trading Products are available for use by all Brokerage Customers, including the IBKR Affiliates.

b. *If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

The Trading Products are available for use by all Brokerage Customers, including the IBKR Affiliates. However, only Brokerage Customers may use a Trading Product (e.g., Liquidity Providers that are not separately Brokerage Customers may not utilize a Trading Product).

c. *Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?*

☐ *Yes*   ☒ *No*

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

d. *If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☐ *No*

If no, identify and explain any differences.